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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2006

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X                Form 40-F.
               --------                      --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                 No.    X
         --------            --------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on April 28, 2006
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, on the notice of 2005 Annual General Meeting. A copy of the English announcement is included in this Form 6-K of the Company.

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                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                      NOTICE OF 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that pursuant to the resolutions passed by the Board of Directors of China Southern Airlines Company Limited (the "Company") at the Board Meeting held on 19 April 2006, the 2005 Annual General Meeting of the Company will be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 15 June 2006 for the following purposes:

To examine and approve the following resolutions as ordinary resolutions:

1.   Report of the Directors of the Company for the year 2005;

2.   Report of the Supervisory Committee of the Company for the year 2005;

3.   Audited consolidated financial statements of the Company for the year 2005;

4.   The profit distribution proposal for the year 2005;

5. Appoint KPMG as the international auditors of the Company for the year 2006 and KPMG Huazhen as the PRC auditors of the Company for the year 2006 and authorize the Board to determine their remuneration;

6. Appoint Mr. Tan Wan Geng as a Director of the Company and authorize the Board to determine his remuneration;

7. Appoint Mr. Chen Zhen You as a Director of the Company and authorize the Board to determine his remuneration; and

8.   Approve resignation of Zhou Yong Qian as a Director of the Company.


PROFILE OF MR. TAN WAN GENG

Mr. Tan Wan Geng, the Vice President of China Southern Airlines Company Limited, is an engineer graduated from Economic Geography Department in Sun Yat-sen University, with major in Regional Economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) in the General Administration of Civil Aviation of China from 1996 to 2000, and has been the Director General and Secretary of Chinese Communist Party Committee of Northeastern Regional Civil Aviation Administration from December 2000 to January 2006. He has been the Vice President of the Company since January 2006.


PROFILE OF MR. CHEN ZHEN YOU

Mr. Chen Zhen You, Chairman of the Labour Union of China Southern Airlines Company Limited, graduated from South China Normal University with a bachelor's degree in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. Mr. Chen served as a commercial attacham for the Office of Chinese Airlines Companies in Hong Kong from 1984 to 1991. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of China Southern Airlines Company Limited and General Manager of the Department of Foreign Affairs of China Southern Airlines Company Limited from 1991 to 2001. From 2001 to 2005, he was the Office Director of China Southern Air Holding Company and the Director of the Planning and Investment Department of China Southern Air Holding Company. He has been a member of the Party Committee and Chairman of the Labour Union of China Southern Airlines Company Limited since February 2005.


                                                         By order of the Board
                                                               SU LIANG
                                                           Company Secretary

Guangzhou, the PRC. 28 April 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Si Xian Min and Xu Jie Bo as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

I.   Shareholders eligible for attending the general meeting:

     1. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at or before the close of business on Friday, 12 May 2006 are entitled to attend the Annual General Meeting ("AGM") after due completion of the required registration procedures in accordance with Section 4 of "Registration Procedures for Attending General Meeting". Holders of A shares of the Company shall receive a notice separately.

II.  Registration procedures for attending a general meeting:

     1. Registered shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company, on or before 25 May 2006, either in person, by post or by fax, the reply slip for attending the AGM.

     2. Registered shareholders of H shares of the Company who intend to attend the Annual General Meeting and who are entitled to the final dividend must deliver

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          their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, before 4:00 p.m. on 12 May 2006.

     3. The register of H shares of the Company will be closed from 15 May 2006 to 25 May 2006 (both days inclusive), during which period no transfer of H shares will be registered.

     4. When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of his own identity, together with a notarized copy of the resolution or power of attorney issued by the Board of Directors or other governing body to appoint such legal representative to attend the meeting.

III. Proxies:

     1. A registered shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder of the Company.

     2. A proxy must be appointed by a shareholder or his attorney by way of a form of proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorization document authorizing such attorney to appoint the proxy must be notarized.

     3. To be valid, the duly completed proxy form(s), together with the notarized power of attorney or other authorization document (if any), must be lodged with Hong Kong Registrars Limited 24 hours before the time designated for the holding of the AGM.

IV.  Miscellaneous:

     1. The AGM is expected to last not more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

     2.   The address of Hong Kong Registrars Limited is:

          46th  Floor
          Hopewell Centre
          183 Queen's Road East
          Hong Kong

     3.   The registered address of the Company is:

          Guangzhou Economic & Technology Development Zone
          Guangdong Province
          PRC
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By         /s/   Su Liang
                                           -------------------------------------
                                              Name:  Su Liang
                                              Title: Company Secretary


Date: May 25, 2006